SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of November 25, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Royal Dutch Airlines	Interim Results

04/083

Combination of traffic growth and cost control results in growth of net profit

KLM FILES NET PROFIT OF EUR 131 MILLION
FOR FIRST HALF OF FISCAL 2004/2005

Amstelveen, The Netherlands, November 25, 2004 – KLM Royal Dutch Airlines today filed with Dutch and American authorities a net profit for the six months ended September 30, 2004 of EUR 131 million. This compares to a net profit of EUR 36 million for the corresponding period in 2003. In the first half of this fiscal year KLM continued to implement structural cost measures while at the same time traffic increased across the network. The high fuel prices were partly offset by a weak dollar and fuel surcharges. Furthermore, the partnership with Air France contributed positively to both traffic results and margins.

Following the successful completion on May 4, 2004 of the merger of KLM and Air France, KLM’s results, after having been adjusted to comply with generally accepted accounting principles in France (French GAAP), were fully consolidated by Air France — KLM for the five months ending September 30, 2004. The results included in this report (applying Dutch accounting policies and covering a period of six months) are therefore different than the KLM figures included in the results of Air France — KLM (applying French accounting policies and covering a period of five months). This report contains the financial information of KLM in accordance with article 7-sub (4) of “Besluit Toezicht Effectenverkeer” for the six-month period ended September 30, 2004. The information presented below has been prepared on a basis that is consistent with accounting policies and procedures applied in KLM’s audited consolidated financial statements for the year ended March 31, 2004.

	Six months ended	Six months ended
Airline operating data*	September 30, 2004	September 30, 2003
Traffic (in millions of RTKs)	5,650	5,025
Capacity (in millions of ASKs)	7,034	6,406
Load factor (%)	80.3	78.4

*	KLM, KLM Cityhopper and KLM Cityhopper uk

	Six months ended September 30
(in millions of Euro)	2004	2003
Operating revenues	3,367	3,036
Operating expenses	3,111	2,971

Operating income	256	65
Financial income and expense	(63)	(44)
Results on sale of assets	1	7
Results of holdings	6	7
Results on sale of holdings	—	12

Pretax income	200	47
Taxes	(69)	(11)

Net income	131	36

1

Operating revenues for the six months ended September 30, 2004 showed a year-on-year increase of 11 percent to EUR 3,367 million, which was principally driven by higher traffic measured in revenue ton kilometers. SARS and the war in Iraq adversely impacted traffic in the corresponding period in 2003. Especially passenger traffic on routes to destinations in Asia showed a strong recovery in 2004 compared to the previous year.

Yield per ton kilometer traffic slightly increased by 1 percent compared to 2003. Adjusting for negative currency effects, yield per ton kilometer traffic improved by 4 percent. The increase in traffic by 12 percent, in combination with an increase in capacity by 10 percent, resulted in an improvement of the load factor by 1.9 percentage point.

Total operating expenses for the six months ended September 30, 2004 showed a year-on-year increase of 5 percent to EUR 3,111 million. The increase reflects a 10 percent capacity increase (measured in available ton kilometers), and the higher fuel prices. However, the increase was mitigated by the continued implementation of KLM’s cost savings program, (reducing the Group’s manageable unit cost – being unit cost excluding currency and fuel price effects — by 8 percent), and the weak dollar.

KLM reported an operating income of EUR 256 million for the six months ended September 30, 2004, which compares to EUR 65 million last year.

Financial income and expense showed a sharp increase compared to last year, mainly the effect of revaluation differences on derivatives, that are held for risk management purposes, and that do not qualify for hedge accounting.

Results on sale of holdings for the six months ended September 30, 2004 were nil. Last year’s figures were positive amongst others due to the sale of the KLM’s stake of 9 percent in TUI Nederland N.V.

The financial information presented in this report is unaudited.

Amstelveen, November 25, 2004	The Board of Managing Directors

AMS/DR/YE

2

KLM FILES NET PROFIT OF EUR 131 MILLION FOR FIRST HALF OF FISCAL 2004/2005
SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: September 25, 2004	By /s/ R.A. Ruijter
Name : R.A. Ruijter
Title : Managing Director & CFO

By /s/ J.E.C. de Groot
Name : J.E.C. de Groot
Title : SVP & General Secretary